SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER



                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)



                             FIRST SOUTHERN BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

     ----------------------------------------------------------------------
                             First Southern Bancorp
     ----------------------------------------------------------------------
           Christopher T. Cliett                 Michael R. Anderson
     ----------------------------------  ----------------------------------
              F. Thomas David                      Charles A. Deal
     ----------------------------------  ----------------------------------
           Charles R. Fennell, Jr.               William I. Griffis
     ----------------------------------  ----------------------------------
                Tracy D. Ham                        James A. High
     ----------------------------------  ----------------------------------
             W. Pratt Hill, III                  Michael R. Kennedy
     ----------------------------------  ----------------------------------
               R. Whitman Lord                     Laura T. Marsh
     ----------------------------------  ----------------------------------
               Jeffrey D. Pope                     Ronnie J. Pope
     ----------------------------------  ----------------------------------
            Hudson J. Powell, Sr.                 Lamar O. Reddick
     ----------------------------------  ----------------------------------
               Devra P. Walker                 L. Anthony Waters, III
     ----------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 F. THOMAS DAVID
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             FIRST SOUTHERN BANCORP
                              201 SOUTH MAIN STREET
                           STATESBORO, GEORGIA  30458
                                 (912) 489-7600
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                            Kathryn L. Knudson, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.   [_]  A  tender  offer.
     d.   [_]  None  of  the  above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                    Amount of filing fee
-------------------------------------     --------------------------------------
          $1,017,467                                      $204.00
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes 120,696 shares of common stock of the subject company will be exchanged for 120,696 shares of Series A Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of May 31, 2005, which was $8.43 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[X]  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $204.00           Filing Party: First Southern Bancorp
Form or Registration No.: Schedule 13E-3    Date Filed:   June 22, 2005

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER



     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule") is being filed by the filing persons listed on the cover of this Amended Schedule in connection with the amendment to the articles of incorporation (the "Articles of Amendment") of First Southern Bancorp ("First Southern" or the "Company"), which provides for the reclassification of shares of the Company's common stock held by shareholders of record of 500 or fewer shares into the Company's Series A Stock (the "Reclassification"). The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). A copy of the Articles of Amendment is attached as Appendix A to the Proxy Statement being filed by the Company concurrently with this Amended Schedule. The Proxy Statement is being filed under cover of Amendment No. 3 to Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the annual meeting of shareholders at which First Southern's shareholders will consider and vote upon the Articles of Amendment and the election of Class I director nominees.

     First Southern's Rule 13e-3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities and Exchange Commission on June 22, 2005. An Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 was filed with Securities and Exchange Commission on September 1, 2005 and an Amendment No. 2 was filed on October 17, 2005. All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.


ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Annual Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "PROPOSAL 1:
          APPROVAL OF THE ARTICLES OF AMENDMENT-Description of the Articles of Amendment-First Southern Bancorp," "INFORMATION ABOUT FIRST SOUTHERN AND ITS AFFILIATES -Transactions in First Southern Stock and -Market for Common Stock and Dividends," and "INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Schedule is c/o First Southern Bancorp, 201 South Main Street, Statesboro, Georgia 30458, telephone (912) 489-7600. Each filing person is a citizen of the United States and a director of First Southern, and F. Thomas David is also the President and Chief Executive Officer of First Southern. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of
          Exhibit 1 entitled "PROPOSAL 2: ELECTION OF DIRECTORS-Director Nominees and Continuing Directors."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS -Purpose of the Reclassification, -Reasons for the Reclassification, -Recommendation of the Board of Directors; Fairness of the Reclassification, -Effects of the Reclassification on Affiliates, -Effects of the Reclassification on Unaffiliated Shareholders and -Federal Income Tax Consequences of the Reclassification," and "PROPOSAL 1: APPROVAL OF THE ARTICLES OF AMENDMENT -Description of the Articles of Amendment and -Dissenters' Rights."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered-Business Combination and -Recommendation of the Board of Directors; Fairness of the Reclassification-Substantive Fairness," and "INFORMATION ABOUT FIRST SOUTHERN AND ITS AFFILIATES -Transactions in First Southern Stock and -Related Party Transactions."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The shares of common stock reclassified to Series A Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to
          Item 4, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving First Southern or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of First Southern or any subsidiary;

          (3) any material change in First Southern's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in First Southern's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in First Southern's corporate structure or business;

          (6) any class of First Southern's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the First Southern common stock under the Exchange Act, any class of First Southern's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of First Southern's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects


          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reclassification, -Alternatives Considered, -Reasons for the Reclassification, -Potential Disadvantages of the Reclassification, -Pro Forma Financial Effect of the Reclassification, - Effects of the Reclassification on Shareholders Whose Shares Are Reclassified, -Effects of the Reclassification on First Southern, -Effects of the Reclassification on Affiliates, -Effects of the Reclassification on Unaffiliated Shareholders, -Effects of the Reclassification on Shareholders Retaining Common Stock, -Federal Income Tax Consequences of the Reclassification and -Determination of Fairness by First Southern Affiliates," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."


ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reclassification and -Determination of Fairness by First Southern Affiliates."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reclassification." No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PROPOSAL 1: APPROVAL OF THE PLAN-Source of Funds and Expenses."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT FIRST SOUTHERN AND ITS AFFILIATES -Stock Ownership by Affiliates and -Transactions in First Southern Stock."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reclassification."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices C and D thereto.

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits

          1. Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

               Appendix A  Amendment to the Articles of Incorporation

               Appendix B  Article 13 of the Georgia Business Corporation Code

               Appendix C  First Southern Bancorp, Inc. Financial Statements as
                           of and for the Nine Months ended September 30, 2005

               Appendix D  First Southern Bancorp, Inc. Financial Statements as
                           of and for the Year Ended December 31, 2004

               (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 3 to Schedule 14A; File No. 000-50259.)

          2. Description of Oral Advice of the Carson Medlin Company

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 18, 2005



                                      FIRST  SOUTHERN  BANCORP

                                      By: /s/ F. Thomas David
                                          -------------------------------------
                                          F. Thomas David
                                          President and Chief Executive Officer

                                      OTHER  FILING  PERSONS:

                                      /s/   Michael R. Anderson
                                          -------------------------------------
                                      /s/   Christopher T. Cliett
                                          -------------------------------------
                                      /s/   Charles A. Deal
                                          -------------------------------------
                                      /s/   Charles "Bo" R. Fennell, Jr.
                                          -------------------------------------
                                      /s/   William I. Griffis
                                          -------------------------------------
                                      /s/   Tracy D. Ham
                                          -------------------------------------
                                      /s/   James A. High
                                          -------------------------------------
                                      /s/   W. Pratt Hill, III
                                          -------------------------------------
                                      /s/   Michael R. Kennedy
                                          -------------------------------------
                                      /s/   R. Whitman Lord
                                          -------------------------------------
                                      /s/   Laura T. Marsh
                                          -------------------------------------
                                      /s/   Jeffrey D. Pope
                                          -------------------------------------
                                      /s/   Ronnie J. Pope
                                          -------------------------------------
                                      /s/   Hudson J. Powell, Sr.
                                          -------------------------------------
                                      /s/   Lamar O. Reddick
                                          -------------------------------------
                                      /s/   Devra P. Walker
                                          -------------------------------------
                                      /s/   L. Anthony Waters, III
                                          -------------------------------------

                                  EXHIBIT INDEX


1.   Preliminary Proxy Statement, Notice of the Annual Meeting of
     Shareholders and related cover letter, including:

               Appendix A  Amendment to the Articles of Incorporation

               Appendix B  Article 13 of the Georgia Business Corporation Code

               Appendix C  First Southern Bancorp, Inc. Financial Statements as
                           of and for the Nine Months ended September 30, 2005

               Appendix D  First Southern Bancorp, Inc. Financial Statements as
                           of and for the Year Ended December 31, 2004

               (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 3 to Schedule 14A; File No. 000-50259.)

2.   Description of Oral Advice of the Carson Medlin Company

                                    EXHIBIT 2

             DESCRIPTION OF ORAL ADVICE OF THE CARSON MEDLIN COMPANY


     On May 5, 2005, First Southern Bancorp ("First Southern") engaged The Carson Medlin Company ("Carson Medlin") to advise First Southern with respect to the terms of a new class of Series A stock to be issued by First Southern in connection with its proposed stock reclassification transaction and, if necessary for tax purposes, to provide an appraisal of the Series A stock. Carson Medlin is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm, which specializes in the securities of financial institutions in the United States. As part of its investment banking activities, it is regularly engaged in the valuation of financial institutions in the United States and transactions relating to their securities. First Southern selected Carson Medlin based on its reputation and its representatives' experience in consulting financial institutions in connection with strategic planning and its knowledge of the financial services industry and the First Southern's business.

     Carson Medlin advised First Southern generally on structuring the terms of the Series A stock so that holders of the Series A stock have the opportunity to continue to participate in the earnings and growth of First Southern. Carson Medlin reviewed First Southern's proposed terms of the Series A stock, which initially provided for the call of the Series A stock at a price equal to the greater of the book value or the fair market value of the Series A stock and that holders of the Series A stock were entitled to receive dividend payments in an amount per share that was not less than that paid on common shares prior to the payment of any dividend on the common shares. Neither the board nor management placed any limitations on the scope of Carson Medlin's review of the proposed terms of the Series A stock.

     Based solely on its review of the terms of the Series A stock and its experience analyzing financial instruments, on May 31, 2005, Carson Medlin orally recommended to management that the call price for the Series A stock be equal to the greater of the book value of the Series A stock, the fair market value of the Series A stock, or the fair market value of the common stock. Carson Medlin advised First Southern's management that it believed such a provision would support the board's desire to structure the Series A stock so that the holders of the Series A stock continue to participate equally with the common shareholders in future growth and earnings of First Southern. Carson Medlin made no other recommendations and provided no other advice to management regarding modifications to the terms of the Series A stock or the fairness of the Reclassification. Other than the foregoing advice regarding the call provision of the Series A stock, Carson Medlin did not provide any report, opinion or appraisal regarding the Reclassification to First Southern.

     First Southern paid Carson Medlin a fee of $7,500 for its consulting services regarding the terms of the Series A stock and agreed to reimburse its reasonable out-of-pocket expenses and to indemnify Carson Medlin against certain liabilities, including liabilities under the federal securities laws. No other relationship has existed between Carson Medlin and First Southern or any of its affiliates during the past two years.